UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                                                              SEC FILE NUMBER
                                                                 333-88480
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                           NOTIFICATION OF LATE FILING          CUSIP NUMBER
                                                                 05530G 102
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(Check one): |_| Form 10-K   |_| Form 20-F    |_| Form 11-K   |X| Form 10-Q
             |_| Form 10-D   |_|  Form N-SAR  |_| Form N-CSR

                   For Period Ended:     June 30, 2007
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             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BBM Holdings, Inc.
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Full Name of Registrant

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Former Name if Applicable

61 Broadway, Suite 1905
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Address of Principal Executive Office (Street and Number)

New York, NY  10006
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |   (a)   The reason described in reasonable detail in Part III of this
         |         form could not be eliminated without unreasonable effort or
         |         expense
         |   (b)   The subject annual report, semi-annual report, transition
    |X|  |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
         |         N-CSR, or portion thereof, will be filed on or before the
         |         fifteenth calendar day following the prescribed due date; or
         |         the subject quarterly report or transition report on Form
         |         10-Q or subject distribution report on Form 10-D, or portion
         |         thereof, will be filed on or before the fifth calendar day
         |         following the prescribed due date; and
         |   (c)   The accountant's statement or other exhibit required by Rule
         |         12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because of the cessation of operations of the Registrant's wholly owned subsidiary and its operating entity, Broadband Maritime, Inc. in June 2007. The Registrant is a small company with limited resources available to dedicate to the preparation of this quarterly report on Form 10-QSB, despite having engaged an outside consultant to assist the Registrant in the process.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Mary Ellen Kramer, President                   212 405-1070
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               (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                 Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                   Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               BBM Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date:  August 14, 2007                  By: /s/  Mary Ellen Kramer
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                                              Mary Ellen Kramer, President

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



BBM Holdings, Inc.
August 14, 2007
Attachment regarding Part IV(3)


The operations of the Registrant for the quarter ended June 30, 2007 will consist almost entirely of the operations of Broadband Maritime, Inc., the Registrant's wholly-owned subsidiary acquired in the merger reported in the Registrant's current report on Form 8-K filed April 5, 2007. Those operations are completely changed from the business operated by the Registrant in the same quarter in 2006. On June 5, 2007, BBM Holdings announced that Broadband Maritime, Inc. had ceased operations and reduced employment to a small residual force. The Registrant committed to this action following a meeting of the Board of Directors on May 31, 2007. Given our limited resources as referenced in Part III of this Form 12b-25, a reasonable estimate of the results cannot be made.


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